

July 23, 2014

<u>Via E-mail</u>
Darren R. Huston
Chief Executive Officer
priceline.com Incorporated
800 Connecticut Avenue
Norwalk, Connecticut 06854

      Re: **priceline.com Incorporated**
                  Form 10-K for the Fiscal Year Ended December 31, 2013
                  Filed February 20, 2014
                  File No. 0-25581

Dear Mr. Huston:

      We refer you to our comment letter dated June 6, 2014, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Cecilia Blye

                              Cecilia Blye, Chief
                              Office of Global Security Risk

cc: Mara Ransom
        Assistant Director
        Division of Corporation Finance